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                             August 13, 2020

       Jian Wang
       Chairman of the Board
       Lion Group Holding Ltd
       Unit A-C, 33/F
       Tower A, Billion Center
       1 Wang Kwong Road
       Kowloon Bay
       Hong Kong

                                                        Re: Lion Group Holding
Ltd
                                                            Registration
Statement on Form F-1
                                                            Filed August 3,
2020
                                                            File No. 333-240292

       Dear Mr. Wang:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1 filed August 3, 2020

       Prospectus Cover Page, page i

   1. Noting the significant proceeds to be received from the exercise of the warrants, revise to include a "Use of
Proceeds" section and include the disclosures required by Regulation S-
                                                        K Item 504.
       Selling Shareholders, page 83

   2.                                                   Footnotes (1) through
(3) disclose holdings of shares and warrants that appear to exceed
 Jian Wang
Lion Group Holding Ltd
August 13, 2020
Page 2
         those contained in the Securities Purchase Agreement filed as Exhibit 10.1, Please revise or reconcile for the staff. In addition, revise/update Part II, Item
7. Recent Sales,
         as applicable.
General

3. We note that you are registering 3,500,000 Class A Ordinary Shares represented by ADSs for resale by certain investors who entered into a securities purchase agreement dated
         August 1, 2020 and including 1,333,334 Class A Ordinary Shares issuable upon the exercise of PIPE warrants at $3.00 per ADS. We also note the number of non-affiliate shares appears to be approximately 2 million shares. Given the size of the resale offering relative to the outstanding shares of common stock held by non-affiliates, it appears that this transaction may be an indirect primary offering by or on behalf of the company.
         Because you do not appear to be eligible to conduct a primary offering on Form S-3, you are ineligible to conduct an at the market offering under Rule
415(a)(4).

         If you disagree with our analysis, tell us why you believe that you can rely on Rule
         415(a)(1)(i) for this transaction, why the offering is not an indirect primary offering and provide us an analysis as to why the selling shareholders are not acting as underwriters.
          For guidance please refer to Question 612.09 in the Securities Act Rules section of our
         "Compliance and Disclosure Interpretations" available on the Commission's website and include in your response an analysis of each of the six factors outlined therein. As part of your response, please provide us the current number of shares held by non-affiliates. Note that we may have additional comments on your analysis and may request additional disclosure upon review of your response. Alternatively, please consider reducing significantly the number of shares of common stock that you are registering for resale.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Jessica Livingston at 202-551-3448 or Michael Clampitt at 202-551-3434
with any other questions.



FirstName LastNameJian Wang                                    Sincerely,
Comapany NameLion Group Holding Ltd
                                                               Division of
Corporation Finance
August 13, 2020 Page 2                                         Office of
Finance
FirstName LastName